1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

News Release

Contact: Siliconware Precision Industries Co., Ltd. No.45, Jieh Show Rd. Hsinchu Science Park, Hsinchu Taiwan, 30056 www.spil.com.tw	Janet Chen, IR Director janet@spil.com.tw +886-3-5795678#3675 Mike Ma, Spokesperson mikema@spil.com.tw +886-4-25341525#7890

Clarifying the amended contents of the Schedule 13D filed by

Advanced Semiconductor Engineering, Inc. on the EDGAR system of the U.S. Securities and Exchange Commission

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: November 20, 2015

Taichung, Taiwan, November 20, 2015 — Advanced Semiconductor Engineering, Inc. (“ASE”) filed a Schedule 13D on the EDGAR system of the U.S. Securities and Exchange Commission on November 16, 2015, amending the transaction purpose of its public tender offer (the “US Announcement”). However, ASE did not simultaneously make an announcement on Taiwan’s Market Observation Post System and ASE’s statement is inconsistent with the facts. Therefore, Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”)(Taiwan Stock Exchange: 2325, NASDAQ: SPIL) hereby clarifies the matter, in order to protect the rights and interests of investors of the Company and in Taiwan’s securities markets.

Regarding ASE’s representation in the US Announcement that it has invited the Company to a dialogue at least three times yet the Company has declined to meet with it, the actuality is that ASE had on September 23, 2015 (at that time ASE had not completed the closing of the tender offer) paid a call to the Company and both parties did meet. However, prior to this, ASE had petitioned the court on September 22, 2015 for a preliminary injunction against the extraordinary shareholders’ meeting legally convened by the company and intervened in and interfered with the Company’s business operations. Yet, ASE did not make any mention of these on its first visit to the Company, which completely damaged the basis of mutual trust between the two parties. ASE’s actions thereafter also did not comply with its status, as stated in its tender offer prospectus, as a purely financial investor. The disputes involving the tender offer prospectus untruths and securities transaction misrepresentation and fraud are currently being handled by the courts. Therefore, with regards to ASE’s second and third request to meet, the Company clearly expressed that, in light of the aforementioned disputes having entered the judicial process, and to avoid complications and confusing the media and press, ASE is requested to first commit that, if it becomes a shareholder of the Company, it will comply with its previously announced intention as a purely financial investor, and it will keep any and all dialogues between both parties confidential. If ASE can make such a commitment, then both parties can proceed in good faith with subsequent discussions and communications in an appropriate way. However, ASE continues to avoid addressing the aforementioned commitments, so ASE’s actions have resulted in the complete lack of mutual trust between the parties required for dialogue.

Furthermore, ASE alleged in the US Announcement that the Company only filed a lawsuit with the court after the share exchange proposal failed to pass at the extraordinary shareholders’ meeting. In fact, immediately prior to the extraordinary shareholders’ meeting on October 15, 2015, the Company had filed a lawsuit in the Kaohsiung District Court seeking to confirm that ASE did not have the right to request to be registered as a shareholder of the Company. This lawsuit arose out of ASE’s tender offer prospectus being untruthful and ASE having made securities transaction misrepresentation and fraud. Therefore, ASE’s relevant statements in the US Announcement are clearly incorrect.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: November 20, 2015	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer